Exhibit (a)(1)(i)

STONE POINT CREDIT INCOME FUND

20 Horseneck Lane, Greenwich, Connecticut 06830

If you do not want to sell your Shares at this time, please disregard this notice.

This is simply a notification of the Fund’s repurchase offer.

May 15, 2026

Dear Shareholders:

This letter serves to inform you of important dates relating to a repurchase offer by Stone Point Credit Income Fund (the “Fund”). If you are not interested in tendering your shares in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that, except as described below, the sale of Shares that have been issued after July 1, 2025 will be subject to an “early repurchase deduction” (except in the case of certain limited exceptions) which will reduce your proceeds by 2%. Shares that are issued pursuant to the Fund’s distribution reinvestment plan and tendered shall not be subject to the early repurchase deduction. In addition, the sale of Shares may be subject to income and transfer taxes.

The tender offer period will begin on May 15, 2026 and end at 5:00 p.m., Eastern Time, on June 16, 2026. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it to the Fund’s Transfer Agent, U.S. Bank Global Fund Services, as instructed in the Letter of Transmittal.

All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Shares must be received in good order by the Fund, by 5:00 p.m., Eastern Time, on June 16, 2026.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call 1 (203) 862-2900.

Sincerely,

Stone Point Credit Income Fund